Exhibit 99.1

YM BioSciences Provides Update on the Development Program for Nimotuzumab
- Eleven abstracts on nimotuzumab to be presented at ASCO -
- Manufacturing scale-up completed -
- YM to close North American trials and transition patients to Special Access Program -

MISSISSAUGA, Canada - May 30, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today provided an update on the development program for nimotuzumab, including its North American clinical program for nimotuzumab, manufacturing scale-up activities, and data presentations anticipated for nimotuzumab at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO).

“The volume of data being presented on nimotuzumab at this year’s ASCO meeting reflects the wide range of development activity focused on this drug and the global footprint it has established,” said Dr. Nick Glover, President & CEO of YM BioSciences. “While at YM we have shifted our near-term focus to our wholly-owned JAK inhibitor, CYT387, we maintain our belief in the clinical potential for nimotuzumab and continue to share in this late-stage opportunity. Accordingly, we will maintain our role in supporting the commercialization activities for nimotuzumab in the major pharmaceutical markets, including manufacturing scale-up activities, as well as working to secure commercial access for the drug in the United States.”

Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab has been approved in 27 countries and more than 15,500 patients have been treated with the drug to date in 35 countries. Nimotuzumab is currently being evaluated in several Phase II and III trials in the major markets by various licensees of the drug.

North American Development Program Update
Following a management review of YM’s two randomized, Phase II, double-blind trials of nimotuzumab in patients with brain metastasis from non-small cell lung cancer (NSCLC) and for the palliative treatment of NSCLC, the Company has decided to close these studies to further enrollment due to slow rates of patient accrual and the projected timelines and costs anticipated to complete these studies. The Company emphasizes that this is a business decision and that the clinical impression of nimotuzumab continues to reflect favorably upon the drug’s safety and efficacy profile.  Once subjects have transitioned from these studies they will be eligible to continue receiving nimotuzumab through an ongoing Special Access Program (SAP) available in Canada. Normal charges for the drug through this program will be waived for all currently enrolled study subjects.

YM’s Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and YM anticipates reporting results in calendar Q3 2011.

YM will also continue to work to secure a license from the US Department of the Treasury's Office of Foreign Assets Control (OFAC) to commercialize nimotuzumab in the United States.

Manufacturing Update:
Scale-up and process enhancement activities related to the manufacturing of nimotuzumab have been completed recently in anticipation of greater demand for nimotuzumab due to increased late-stage clinical activity and commercialization by licensees of the product. A newly commissioned cGMP manufacturing facility in Havana, Cuba can now produce nimotuzumab through large-scale continuous perfusion fermentation.

ASCO 2011 Annual Meeting Abstracts:
Eleven abstracts concerning nimotuzumab were accepted by ASCO for its 2011 Annual Meeting, including two from CIMYM’s licensee for Europe, Oncoscience AG.

The first abstract is entitled “Current status of a phase III trial of nimotuzumab in newly diagnosed glioblastoma”. The abstract describes an open label, randomized, multicenter Phase III trial in patients with newly-diagnosed glioblastoma. Between August 2008 and March 2010, 150 patients were enrolled at 10 sites and received either nimotuzumab administered by i.v. infusion plus standard radio-chemotherapy, or radio-chemotherapy alone. An interim analysis of the first cohort of 75 patients with a minimum follow-up of 12 months showed no specific toxicity related to nimotuzumab and an inconspicuous safety profile with no reports of rash, conjunctivitis or mucositis. Final efficacy cannot be determined in this cohort yet; preliminary subgroup analyses employing biomarkers suggests a trend to improved efficacy in the nimotuzumab arm.

The second abstract is entitled “Nimotuzumab and vinorelbine concomitantly to radiation and as maintenance for diffuse pontine glioma in childhood: Results from a series of 12 patients”. The abstract describes results from 12 children treated under a pilot protocol on a compassionate case-by-case basis, using nimotuzumab together with vinorelbine, combined with radiation. After a mean follow-up of 10 months, 10 out of 12 evaluable patients were alive, their PFS at nine months was 69 ± 21% and their OS at 12 months was 81.5 ± 12%. According to MRI evaluation, in 10/12 children evaluable for response, seven had partial remission and three had stable disease with 100% symptomatic amelioration. The nimotuzumab/vinorelbine combination was very well tolerated, with no acute side-effects. All children were treated on an outpatient basis.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com